FOR IMMEDIATE RELEASE

New York, New York, March 26, 2014 – Today Carl C. Icahn released the following article.

A Watershed Moment for Stockholder Participation

By: Carl C. Icahn

For many years I have been a proponent of active participation by stockholders in public companies.  Stockholders are like any other business owners – those who pay attention, carefully weigh decisions and present important ideas to be considered by their partners (who in public companies are their fellow stockholders) are more likely to own valuable, dynamic businesses. Obviously, a business that operates solely through employee control and without owner influence would be missing a critical element for success – decision-makers with real skin in the game who can provide the necessary checks and balances to otherwise uncontrolled power.  Simply put: How much candy would be left in the candy store if employees reported only to themselves?

As was noted long ago by Sir John Dalberg: “Power tends to corrupt, and absolute power corrupts absolutely.” The corrupting power embedded in the simple mechanics of the system through which directors at public companies are elected is sufficient to cause all stockholders to be concerned. Imagine if the U.S. Senate was itself, as a body, entitled to pick and endorse those who would run for the Senate in each election and, on top of that, had unlimited access to funds at the U.S. treasury to support those campaigns – would anyone doubt that rampant corruption would result?  Yet, that type of self-perpetuating process is exactly what we have in corporate America under the current system, wherein board members themselves nominate candidates for election to the board and use the corporate coffers to fund their election. The SEC sought to eliminate this crucial flaw in the corporate voting system years ago through promulgation of a new rule that would have facilitated the election of directors nominated directly by stockholders, thereby enabling business owners to circumvent the self-perpetuating board nominating committee. Not surprisingly, those efforts were thwarted by litigation and political lobbying from The Business Roundtable and the usual cast of characters from the corporate bureaucratic establishment, including executives and their highly-paid advisors, who remain aligned against stockholder rights.

It is those same anti-stockholder interests that promote the alternative model to active stockholder involvement, which entails corporate ownership residing in passive, absentee stockholders and leaves bureaucratic managers and directors controlling our public companies.  Although there are exceptions, I believe that the passive stockholder model ultimately leads to mediocrity, complacency and a tendency towards a form of the very corruption identified by Sir John Dalberg long ago, whereby businesses are run with an inappropriate focus on enriching management and board members instead of stockholders.  The massive compensation and self-dealing that has occurred at many public companies, even in the face of poor results and labor force reductions, highlights the risks inherent in the passive stockholder model.  To put it simply, in business, as in all things, you cannot let the fox guard the henhouse.

Sadly, in the case of eBay, it is abundantly clear that management favors the passive stockholder model.  In a recent interview with the Financial Times, eBay CEO John Donahoe lamented the fact that he had stockholders to answer to, saying that “business should be allowed to innovate without shareholder distractions.”1  The article further quotes Mr. Donahoe as saying: “Every new Silicon Valley company has a dual class of stock to prevent this issue, because innovation has a long-term time horizon.” In any rational world, dual class stock, which is an outrageous scam, would be illegal for public companies.  But we thank Mr. Donahoe for honestly stating his view of the proper role of stockholders, which we interpret as essentially “sit down and shut up.”  Sir John Dalberg would, we think, have had no problem recognizing the impact of power on Mr. Donahoe in this regard.

At the risk of being immodest, I believe my record proves that when you have the farmer guard the henhouse, instead of the fox, better results occur.  From November 15, 2008 to November 15, 2013 (a five year period), my nominees joined the boards of directors of 20 public companies.  A person that invested in each company on the date that my nominee joined the board and sold on the date that my nominee left the board (or continued to hold through November 15, 2013, if my nominee did not leave the board) would have obtained an annualized return of 28%.  My success did not occur because my nominees micro-managed these companies.  Rather, it is simply a result of diligent oversight and properly focused priorities.

There are a number of great dangers facing our country.  Our pension funds are underfunded.  Unemployment remains frustratingly high.  The Federal Reserve continues to artificially prop up the economy.  But throughout history it has been proven that the corruption that results from unchecked power, whether criminal or otherwise, exacerbates all other dangers.  It diminishes morale, reduces productivity, hinders development and encores cynicism.  Nevertheless, defenders of the corporate bureaucratic establishment continue to refine entrenchment devices, such as the pernicious poison pill, with its ever-decreasing ownership thresholds, that are designed to strip power from away stockholders and insulate self-interested managers from having to be accountable to their constituents. The dual class voting stock championed by Mr. Donahoe is similarly designed to take money from investors while restricting their ability to have a say in overseeing their investment.  It is entrenchment devices like these that hold back corporate democracy, thwart efforts to have full, fair and transparent elections of directors and ultimately imperil our most valuable assets, which are embedded in the public companies that make-up the backbone of our economy.

Until recently, professional corporate managers and directors and their highly paid advisors and defenders, all of whom can generally be considered the bureaucratic establishment of corporate America, have criticized activist stockholders, and those voices have had a disproportionate effect on the dialogue regarding corporate governance.  A recent news story, however, serves as a clear reminder that stockholders who blindly trust managers, directors and advisors are living in a fantasy world.  In headline grabbing news, the SEC charged the film and television distribution company Lions Gate Entertainment Corp. (please indulge me if I refer to this affair as “Liar Gate”) with failing to fully and accurately disclose to investors key information relating to management’s participation in a set of extraordinary corporate transactions that put over 16 million newly issued company shares in the hands of a management-friendly director at a price of $6.20 per share (the price of those shares was $33.26 per share at market close on March 12, 2013 (the day before announcement of the SEC’s order), creating a total spread of almost $440 million that could have inured to the benefit of all Lions Gate shareholders had such transactions not occurred).  In settling with the SEC, Lions Gate admitted to violating federal securities law, agreed to pay a financial penalty of $7.5 million and acquiesced to the SEC’s demand to cease and desist from future violations. The “Liar Gate” matter is notable not only for the direct findings against management and the board but also for the criticism that has been leveled against Wachtell, Lipton, Rosen & Katz, the company’s legal advisor (and, not surprisingly, the same law firm that has been tapped to represent the not so “world-class” team at eBay).  Bloomberg View stated the following criticism:

"You'd have to give them points for creativity in arranging this transaction to keep Icahn out of power, and by the thinnest of margins. But you'd have to dock a lot of points for the disclosure.  Roughly $7.5 million dollars worth of points.  You’re not supposed to lie about what you’re doing in your disclosure!"2

Liar Gate drives home the lesson that if stockholders want the best from and for the companies they own, they cannot just sit back and let self-interested corporate bureaucrats make decisions based on the counsel of advisors who have few incentives to look out for stockholders and cannot always be relied upon to bring proper “adult supervision” to the board room.  Fortunately, at long last, due in part to a litany of management buyouts that deprived stockholders of value – such as the leveraged buyouts of J. Crew3 and Del Monte4 (a list to which, as we have stated before, we anticipate Dell will eventually be added) – and lackadaisical oversight by slothful directors who sat around and did little as their companies – such as Blackberry, Eastman Kodak and Polaroid – became relics, institutional investors seem to be waking up to the fact that increasing stockholder value and protecting stockholder rights, in many cases, requires active involvement by stockholders.  They are also learning that there is a critical role that must be played by business owners if they wish to avoid the negative effects that otherwise often result when they passively defer to entrenched managers and directors. That role cannot be limited to peripheral issues, such as say-on-pay and the division of the CEO and chairman roles, that are, although important, not the most pivotal matters. Direct involvement in the director nomination and election process is what really matters in corporate governance. To that end, it is imperative that stockholders be free to accumulate enough stock to provide sufficient economic incentive to wage a costly, time-consuming proxy contest, and this freedom is under constant assault due to the systematic lowering of thresholds in poison pills by entrenched management and directors.  These are the battlefields that institutional stockholders must confront if they wish to enable the companies they invest in to succeed at the highest levels.

The New York Times Deal Book recently reported that “[m]utual funds and other big money managers, which now control a record share of public company stock, are working with activist hedge funds behind the scenes, pressing for change at underperforming companies in their portfolios and lending their support to calls for management shake-ups.” 5  I believe mutual funds and other big money managers owe it to their shareholders and clients to do much more than merely work “behind the scenes” at underperforming companies.  Nevertheless, I am heartened by the awakening of institutional stockholders.  For decades, activists like myself have challenged the bureaucratic corporate establishment, with their public relations machines and their cronies on The Business Roundtable and the U.S. Chamber of Commerce, all of whom have used disinformation to wage specious campaigns, using catchy labels such as “raider” and “short-termer” (the substance of which has been widely discredited by empirical studies) in order to obscure relevant issues about corporate improprieties and conflicts of interest.  But, it seems, these spin campaigns are finally being seen by stockholders for what they actually are – self-interested efforts by the entrenched, bureaucratic business establishment to maintain their position feeding at the trough of our public corporations.

This brings me again to Mr. Donahoe, eBay and its not-so world-class board.  Over the past month we have highlighted the numerous conflicts of interest and questionable transactions that have become commonplace at eBay.  I am deeply disturbed by the fact that eBay CEO John Donahoe blithely dismisses the concerns of his stockholders as mere “distractions.” His contempt displays a profound misunderstanding that is endemic to many public companies and signals to me, particularly when considered together with eBay’s historically high tolerance for conflicts of interest that we believe disadvantage stockholders, that change is needed on the eBay board. Fortune magazine recently described these issues well, writing that:

"Icahn's problems with Andreessen are that he directly invested in and profited from two eBay subsidiaries -- Skype and GSI Commerce -- and is invested in and advises four companies that are in direct competition with PayPal. eBay has responded by saying that Andreessen recused himself from any discussions about the disposal of Skype, but his position as a director of eBay gives him access to large amounts of non-public information about strategic decisions being made about PayPal such as the board book and the five-year plan that provide a fairly substantial conflict of interests between his duties to eBay shareholders and his duties as investor and adviser of its competitors.

Exactly the same types of conflict of interest lie at the base of accusations against Scott Cook, Intuit's (INTU) founder, former CEO, major shareholder, and current executive chairman, which also has a division, GoPayment, that is also a direct competitor of PayPal. These conflicts are even more black and white. We all know that the Valley is fairly incestuous, but, it might be added, so is Detroit, and you can't imagine Ford putting the General Motors CEO on its board.".6

My fellow investors, there are moments in history when otherwise small, discrete acts greatly influence the larger destiny of secular changes, and I believe we are at one of those moments now.  The eBay annual meeting is a tremendous and completely appropriate opportunity to turn the tide – for stockholders to show the management of a large, underperforming technology company with what I believe are obviously self-interested board members, that we are paying attention and will demand accountability.  The eBay board and management believe that because they operate in Silicon Valley – where “every prominent player is just an adviser, an investor, a co-founder, an acquirer, or a director away from another”7 – that blatant conflicts of interest and self-dealing will be tolerated.  To me, the situation at eBay is similar to Hans Christian Andersen’s famous tale “The Emperor’s New Clothes” in that everyone can see what is going on, but no one has said anything about it.  That is why eBay stockholders need a watchdog on the board of directors – a true stockholder representative that would never sit idly by and tolerate the conflicts and self-interested maneuvers that we believe are endemic to the current eBay directors.

The need for a stockholder representation at eBay is especially crucial as eBay wrestles with the optimal way to take full advantage of its crown jewel – PayPal. This potential financial juggernaut lies buried inside eBay. Some may say it must be spun off now to achieve its maximum value, which could come in the form of an acquisition by another tech behemoth. Others may agree that an IPO to create a stand-alone company with substantial contractual ties to eBay will produce the best result for stockholders and allow PayPal to attract the vital new talent necessary to achieve its maximum potential.  Regardless of the manner of separation, eBay stockholders should rightfully be concerned, based on the advice of some of the best minds in Silicon Valley, that there is a serious risk that PayPal will simply wither if it is not separated from eBay now. I believe that PayPal presents a massive opportunity that should not be left buried within eBay, and for the reasons I have previously annunciated, I believe that an IPO approach is appropriate.  But I see nothing but tremendous unnecessary risk if we allow the same board that approved the Skype transaction, which, if handled differently, could potentially have netted an additional $4 billion of value for eBay stockholders, the opportunity to mishandle PayPal.  It has often been said that the definition of insanity is to do the same thing over and over again and expect a different result. So let’s bring some sanity to the process by electing our nominees to the eBay board.

We have nominated two highly-qualified individuals for election to the eBay board.  Given that these individuals are employees of a large stockholder, we believe our fellow stockholders can trust that these individuals to put the interests of stockholders first. Certainly other large stockholders could have nominated directors to perform that same function, but, as is often the case, we are the ones who have stepped forward, identified the problems, informed our fellow stockholders of the issues and reached into our pocket to run a proxy fight. I urge you to join me in electing our nominees to the eBay board and supporting our precatory proposal for a PayPal IPO.

*****

I have made a great deal of money by understanding some simple facts.  Very often assets of significant value are mismanaged by highly-compensated, but less than highly-competent, managers and boards of directors, all whom are protected by highly-compensated lawyers and bankers – with stockholders not only paying the fees of these advisors but also losing out on the returns that they otherwise could be enjoying if they took on their proper role as business owners.   In such situations, if investors can install good managers and elect directors that will hold those managers accountable, then the true value of those assets can be realized.  That is the simple insight that allowed a kid from Queens who started with nothing to become one of the most successful investors in America.  Of course, it is no simple thing to identify the right companies and achieve the change that is necessary.  And, as you would expect, sometimes I am wrong and sometimes change cannot be achieved despite all the effort I put in.  But I have been right far more often than not, and I strongly believe that if my fellow stockholders join me to support our precatory proposal and, most critically, to elect our director nominees, that I will be proven right once again.

 I call on all institutional investors to step up and face the challenges before us.  Do not give eBay’s current management and board the unfettered power to squander the critical first-mover advantage that PayPal has just as, in my opinion, they squandered the value of Skype.  In the near term, I will continue to reach out to institutional investors in order to convince them to support us in our proxy fight at eBay, and I look forward to engaging in those conversations much as I have enjoyed those that have already taken place.  In the longer term, as I have already discussed with many of you in recent days, I also hope to engage in an ongoing dialogue with institutional investors to discuss the benefits that I believe we all will derive if institutional stockholders more actively exercise their voting rights. I hope that we can join together in a constructive conversation regarding our common interest in creating the optimal environment for successful investment in, and growth of, American public companies.

Follow me on twitter: @Carl_C_Icahn

#notworldclass                                           #spinpaypalnow

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THIS LETTER INCLUDES INFORMATION BASED ON DATA FOUND IN FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INDEPENDENT INDUSTRY PUBLICATIONS AND OTHER SOURCES. ALTHOUGH WE BELIEVE THAT THE DATA IS RELIABLE, WE HAVE NOT SOUGHT, NOR HAVE WE RECEIVED, PERMISSION FROM ANY THIRD-PARTY TO INCLUDE THEIR INFORMATION IN THIS PRESENTATION. MANY OF THE STATEMENTS IN THIS PRESENTATION REFLECT OUR SUBJECTIVE BELIEF.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN AND HIS AFFILIATES FROM THE STOCKHOLDERS OF EBAY INC. WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF EBAY INC. AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION’S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION IS CONTAINED IN THE PRELIMINARY PROXY STATEMENT ON SCHEDULE 14A FILED BY CARL C. ICAHN WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 25, 2014 (THE “SCHEDULE 14A”). EXCEPT AS OTHERWISE DISCLOSED IN THE SCHEDULE 14A, THE PARTICIPANTS HAVE NO INTEREST IN EBAY INC. OTHER THAN THROUGH THE BENEFICIAL OWNERSHIP OF SHARES OF COMMON STOCK OF EBAY INC. AS DISCLOSED IN THE SCHEDULE 14A.

1 See Ed Hammond et al., eBay Chief Defends Keeping PayPal, The Financial Times, March 6, 2014 [emphasis added].

2 See Matt Levine, Carl Icahn Can Cause a Government Investigation, Too, Bloomberg View, March 13, 2014.

3 See Ronald Barusch, The J. Crew Buyout: Doing Everything Wrong, The Wall Street Journal, December 7, 2010.

4 See Michael J. De La Merced, Del Monte and Barclays Settle Investor Lawsuit for $89.4 Million, The New York Times, October 6, 2011.

5 See David Gelles and Michael J. De La Merced, New Alliances in Battle for Corporate Control, The New York Times, March 18, 2014.

6 See Paul Hodgson, The Real Problem at eBay: Corporate Governance, Fortune, March 21, 2014.

7 See Erin Griffith, Silicon Valley’s Single Degree of Separation, Fortune, March 20, 2014.